SECURITAS

Press Release from Securitas AB

May 10th, 2004

Securitas signs agreement to acquire Eurotelis in France.

In accordance with Securitas press release from March 15th, 2004 Securitas Security Systems in France has now signed an agreement with Valiance Group, to acquire Eurotelis. The company, which has 370 employees, is operating in the security systems business in France with annual sales in 2003 of MEUR 27 (MSEK 245), mainly from installation and alarm monitoring.

The acquisition is expected to be closed at the end of May.

This acquisition will significantly strengthen the position of Securitas Systems in France and will enable Securitas to be the market leader in the bank and post market segment.

Further information can be obtained from:

Thomas Berglund, President and CEO	**+44 (0) 20 8432 6500**
Håkan Winberg, Executive Vice President and CFO	**+44 (0) 20 8432 6500**
Henrik Brehmer, Senior Vice President Investor Relations	**+44 (0) 20 8432 6523**

The press release is also available on: www.securitasgroup.com

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Securitas is a World leader in security providing security solutions comprising guarding services, alarm systems and cash handling services. Securitas has more than 200 000 employees in 30 countries in Europe and USA.

Securitas AB

P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70